

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2017

Via E-mail
Mr. Andrew North
Chief Financial Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

     Re: The Gymboree Corporation
               Form 10-K for Transition Period Ended July 30, 2016
               Filed October 28, 2016
               File No. 000-21250

Dear Mr. North:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief
               Office of Beverages, Apparel, and Mining